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EXHIBIT 12

CATERPILLAR INC.,
CONSOLIDATED SUBSIDIARY COMPANIES,
AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES

COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES
(Millions of dollars)

	Six months ended June 30, 2005	Years Ended December 31,
		2004	2003	2002	2001	2000
Profit	1,341	$2,035	$1,099	$798	$805	$1,053
Add:
Provision for income taxes	520	699	384	314	359	439

Profit before taxes	1,861	2,734	1,483	1,112	1,164	1,492
Fixed charges:
Interest and other costs related to borrowed funds(1)	485	757	724	811	952	991
Rentals at computed interest factors(2)	50	92	82	81	86	90

Total fixed charges:	535	849	806	892	1,038	1,081

Profit before provision for income taxes and fixed charges	$2,396	$3,583	$2,289	$2,004	$2,202	$2,573

Ratio of profit to fixed charges	4.5	4.2	2.8	2.2	2.1	2.4

(1)
Interest expense as reported in Consolidated Results of Operations plus the Company's proportionate share of 50 percent-owned unconsolidated affiliated companies' interest expense.

(2)
Amounts represent those portions of rent expense that are reasonable approximations of interest costs.

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CATERPILLAR INC., CONSOLIDATED SUBSIDIARY COMPANIES, AND 50%-OWNED UNCONSOLIDATED AFFILIATED COMPANIES COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES (Millions of dollars)